 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236174

SUPPLEMENT NO. 1 DATED MARCH 23, 2020
TO THE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 13, 2020

The following supplements the definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) of The Rubicon Project, Inc. (“Rubicon Project”), dated February 13, 2020, furnished to stockholders of Rubicon Project in connection with the solicitation of proxies by the Board of Directors of Rubicon Project for use at the Special Meeting of Stockholders (the “Special Meeting”) to be held on Monday, March 30, 2020. This supplement is being filed with the Securities and Exchange Commission and is being made available to stockholders on or about March 23, 2020.

The purpose of this supplement is:

•to provide notice of Rubicon Project’s intent to convene, adjourn and reconvene in a virtual meeting format its Special Meeting to be held on March 30, 2020;

•to supplement the risk factors contained in the Joint Proxy Statement/Prospectus; and

•to provide information regarding certain litigation relating to the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 19, 2019 (as amended from time to time, the “Merger Agreement”), by and among Rubicon Project, Madison Merger Corp. (“Merger Sub”) and Telaria, Inc. (“Telaria”).

THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE JOINT PROXY
STATEMENT/PROSPECTUS.

NOTICE OF INTENT TO CONVENE, ADJOURN AND RECONVENE IN VIRTUAL MEETING FORMAT
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MONDAY, MARCH 30, 2020

Dear Rubicon Project Stockholders:

On or about February 13, 2020, Rubicon Project mailed the Joint Proxy Statement/Prospectus relating to the Special Meeting to Rubicon Project stockholders. At the Special Meeting, Rubicon Project stockholders are being asked to, among other matters, consider and vote upon a proposal to approve the issuance of shares of Rubicon Project common stock, par value $0.00001 per share, to Telaria stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 19, 2019, by and among Rubicon Project, Madison Merger Corp. and Telaria, Inc.

Due to the rapidly evolving public health concerns relating to the novel coronavirus pandemic and the spread of COVID-19 and governmental actions related thereto, including the Executive Department of the State of California’s Executive Order N-33-20, dated March 19, 2020 ordering all individuals in the State of California to stay home and the County of Los Angeles Department of Public Health’s Order of the Health Officer, dated March 19, 2020, ordering the immediate closure of non-essential businesses, to protect the health and well-being of our stockholders and employees, Rubicon Project announced on March 23, 2020 its intent to convene and then immediately adjourn, without conducting any business, the Special Meeting scheduled to occur at 10:00 a.m. Pacific Time on March 30, 2020, to 10:05 a.m. Pacific Time on March 30, 2020 in a virtual meeting format only (the “Reconvened Special Meeting”). The adjournment and Reconvened Special Meeting in a virtual format is not expected to result in any delay of the closing of the merger with Telaria. Rubicon Project stockholders will not be able to vote their shares in-person at the Special Meeting and are urged not to attend the Special Meeting in person. The only way for Rubicon Project stockholders to vote their shares is to submit a proxy in advance of the Special Meeting using one of the methods described in the Joint Proxy Statement/Prospectus and proxy card or to attend the Reconvened Special Meeting virtually per the instructions below. If Rubicon Project stockholders have previously submitted a proxy using one of the methods described in the Joint Proxy Statement/Prospectus and proxy card, their vote will be counted and they do not need to submit a new proxy or vote at the Reconvened Special Meeting, although Rubicon Project stockholders may change or revoke their vote by attending the Reconvened Special Meeting and voting virtually or by one of the other methods described in the Joint Proxy Statement/Prospectus.

To be admitted to the Reconvened Special Meeting, go to https://web.lumiagm.com/266912180. In order to gain access, you must click on “I have a login,” enter the control number found on your proxy card, voting instruction form or notice you previously received and enter the password “Rubicon2020” (the password is case sensitive). If your shares are held in “street name,” through a broker, bank or other nominee, to be admitted to the Reconvened Special Meeting, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of Rubicon Project common stock you held as of the record date, along with your name and email address, and a request for registration to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as “Legal Proxy” and be received by American Stock Transfer & Trust Company, LLC no later than 5:00 p.m. Eastern time on March 26, 2020.

You may vote during the Reconvened Special Meeting by following the instructions available on the meeting website during the meeting. As described in the Joint Proxy Statement/Prospectus for the Special Meeting previously distributed, you are entitled to participate in and vote at the Reconvened Special Meeting if you were a stockholder as of the close of business on February 11, 2020, which is the record date for the Reconvened Special Meeting, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. Whether or not you plan to attend the Reconvened Special Meeting, we urge you to vote and submit your proxy in advance of the Reconvened Special Meeting by one of the methods described in the Joint Proxy Statement/Prospectus for the Special Meeting. The proxy card included with the Joint Proxy Statement/Prospectus previously distributed will not be updated to reflect the change in meeting format and may continue to be used to vote your shares in connection with the Reconvened Special Meeting.

By Order of the Rubicon Project Board of Directors,

Michael G. Barrett
President and Chief Executive Officer
March 23, 2020

Additional Questions and Answers about the Reconvened Special Meeting and the Merger

The following questions and answers are intended to address briefly some questions regarding attending the Reconvened Special Meeting by virtual means. These questions and answers may not address all questions that may be important to you as a Rubicon Project stockholder. Please refer to the more detailed information contained elsewhere in this supplement and the Joint Proxy Statement/Prospectus, each of which each of which we urge you to read in its entirety. You may obtain the information incorporated by reference in this supplement without charge by following the instructions under “Additional Information and Where to Find It” below.

Q.Why are you filing this supplement to the Joint Proxy Statement/Prospectus?

A.We are filing this supplement to the Joint Proxy Statement/Prospectus because on March 23, 2020, in light of the novel coronavirus pandemic and the spread of COVID-19 and governmental actions related thereto, Rubicon Project announced its intent to convene and then immediately adjourn, without conducting any business, the Special Meeting scheduled to occur at 10:00 a.m. Pacific Time on March 30, 2020. The Special Meeting will reconvene at 10:05 a.m. Pacific Time on March 30, 2020 in a virtual meeting format at https://web.lumiagm.com/266912180. You will not be able to vote your shares in-person at the Special Meeting and are urged not to attend the Special Meeting in person. The only way to vote your shares is to submit your proxy in advance of the Special Meeting using one of the methods described in the Joint Proxy Statement/Prospectus or to attend the Reconvened Special Meeting virtually per the instructions below. This supplement provides important information about virtual access to the Reconvened Special Meeting. We are also filing this supplement to the Joint Proxy Statement/Prospectus to add an additional risk factor to the Joint Proxy Statement/Prospectus and to supplement certain disclosures in the Joint Proxy Statement/Prospectus.

Q.How can I participate in the virtual Special Meeting?

A.To be admitted to the virtual Reconvened Special Meeting, go to https://web.lumiagm.com/266912180. In order to gain access, stockholders of record as of the record date should click on “I have a login,” enter the control number found on your proxy card, voting instruction form or notice you previously received and enter the password “Rubicon2020” (the password is case sensitive).

If your shares are held in “street name” through a broker, bank or other nominee, to be admitted to the Reconvened Special Meeting, you must obtain a legal proxy reflecting the number of shares of Rubicon Project common stock you held as of the record date, along with your name and email address, and a request for registration to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as “Legal Proxy” and be received by American Stock Transfer & Trust Company, LLC no later than 5:00 p.m. Eastern time on March 26, 2020.

Q.If I attend the Reconvened Special Meeting, can I revoke a previously submitted proxy or otherwise change my vote at the Reconvened Special Meeting?

A.Yes. If you are a stockholder of record as of February 11, 2020, the record date for the Reconvened Special Meeting, you may vote via virtual means during the Reconvened Special Meeting by following the instructions available on the meeting website during the meeting.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Reconvened Special Meeting will need to obtain a “legal proxy” form from their bank, broker or other nominee. The Internet and telephone voting facilities for Rubicon Project stockholders of record will close at 11:59 p.m. Eastern time on Sunday March 29, 2020 (the day before the Special Meeting). If your shares are held through a broker, bank or other nominee, please review the deadlines for voting contained in the voting instructions provided by your broker, bank or other nominee.

Q.What if I already submitted a proxy?

A.If you already submitted a proxy your vote will be counted and you do not need to submit a new proxy or vote at the Reconvened Special Meeting, although you may change or revoke your vote by attending the Reconvened Special Meeting and voting virtually or by one of the other methods described in the Joint Proxy Statement/Prospectus.

Q.Is the adjournment of the Special Meeting and reconvening it by virtual means expected to result in any delay to the closing of the merger?

A.Rubicon Project does not expect the adjournment of the Special Meeting and reconvening it by virtual means to result in any delay to the closing of the merger. The merger is still expected to close in early April 2020.

Q.How does the Rubicon Project Board recommend that I participate at the Reconvened Special Meeting?

A.Whether or not you expect to participate in the Reconvened Special Meeting, the Rubicon Project Board urges Rubicon Project stockholders to submit a proxy to vote your shares in advance of the meeting by (a) visiting the Internet site listed on the Rubicon Project proxy card, (b) calling the toll-free number listed on the Rubicon Project proxy card or (c) submitting your Rubicon Project proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting virtually at the Reconvened Special Meeting, but it will help to secure a quorum and avoid added solicitation costs.

Q.Who can help answer any other questions I might have?

A.If you have any questions concerning the Reconvened Special Meeting (including accessing the meeting by virtual means) or the Joint Proxy Statement/Prospectus, would like additional copies of the Joint Proxy Statement/Prospectus or need help voting your shares of Rubicon Project common stock, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Telephone: (888) 541-9895 (toll-free)
(212) 269-5550 (collect)
Email: RUBI@dfking.com

RISK FACTORS

The following risk factor supplements the risk factors contained in the Joint Proxy Statement/Prospectus. The following risk does not address all risks that may be important to you as a Rubicon Project stockholder. Please refer to the more detailed information contained in the Joint Proxy Statement/Prospectus under the heading “Risk Factors,” each of which we urge you to read in its entirety

The recent novel coronavirus pandemic and spread of COVID-19 may have material adverse effects on the combined company’s business, financial position, results of operations and/or cash flows.

Each of Rubicon Project’s and Telaria’s business has been impacted and may be materially adversely impacted by the effects of the novel coronavirus pandemic and spread of COVID-19. The novel strain of the coronavirus identified in China in late 2019 has globally spread throughout other areas such as Asia, Europe, the Middle East, and North America and has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. In addition to the United States, the combined company will have personnel and operations in England, Canada, France, Australia, Germany, Italy, Japan, Singapore, and Brazil, and each of these countries has been affected by the outbreak and taken measures to try to contain it. These measures have impacted and may further impact the combined company’s workforce and operations, and the operations of the combined company’s sellers and buyers.

The novel coronavirus pandemic will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn. Adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America and Europe, where the combined company will do most of its business, could cause advertisers to reduce their advertising budgets. The combined company’s business depends on the overall demand for advertising and on the economic health of Rubicon Project’s and Telaria’s current and prospective sellers and buyers. If advertisers significantly reduce their overall advertising spending, the combined company’s revenue and results of operations will be directly affected. In addition, because people around the world are spending more time at home and in front of internet-connected devices, the amount of ad requests that each of Rubicon Project and Telaria process has spiked, and the combined company’s infrastructure may not be capable of processing the increased volume of ad requests at cost-efficient levels.

There can be no assurance that any decrease in sales resulting from the novel coronavirus will be offset by increased sales in subsequent periods. The degree to which the novel coronavirus pandemic impacts the combined company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Although the full magnitude of the impact of the novel coronavirus pandemic on the combined company’s business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact the combined company’s forecasted business, financial condition, operating results and cash flows.

CERTAIN LITIGATION RELATING TO THE MERGER

Explanatory Note

Following the announcement of the proposed acquisition of Telaria by Rubicon Project and as of the filing of this supplement, nine lawsuits have been filed by purported stockholders of Telaria challenging the Merger. Two lawsuits were brought as putative class actions and are captioned Sabatini v. Telaria, Inc., et al., No. 1:20-cv-00219 (D. Del. filed Feb. 13, 2020) and Carter v. Telaria, Inc., et al., No. 1:20-cv-01576 (S.D.N.Y. filed Feb. 21, 2020). Seven lawsuits were brought by the plaintiffs individually and are captioned Stein v. Telaria, Inc., et al., No. 1:20-cv-01010 (S.D.N.Y. filed Feb. 5, 2020); Lin v. Telaria, Inc. et al., No. 1:20-cv-01277 (S.D.N.Y. filed Feb. 13, 2020); Melool v. Telaria, Inc., et al., No. 1:20-cv-00836 (E.D.N.Y. filed Feb. 15, 2020); Robinson v. Telaria, Inc., et al., No. 1:20-cv-01380 (S.D.N.Y. filed Feb. 18, 2020), Wu v. Telaria, Inc., et al., No. 1:20-cv-01790 (S.D.N.Y. filed Feb. 28, 2020); Yang v. Telaria, Inc., et al., No. 3:20-cv-01617 (N.D. Cal. filed Mar. 5, 2020); and Corthell v. Telaria, Inc., et al., No. 1:20-cv-00369 (D. Del. filed Mar. 16, 2020) (collectively, the “Complaints”). The Complaints name as defendants Telaria and each member of its Board of Directors. The lawsuit captioned Sabatini v. Telaria, Inc., et al., No. 1:20-cv-00219 (D. Del. filed Feb. 13, 2020) also names Rubicon Project as a defendant.

While Rubicon Project and Telaria believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with all applicable law and deny the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Rubicon Project and Telaria have determined voluntarily to supplement certain disclosures in the Joint Proxy Statement/Prospectus related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Rubicon Project and Telaria specifically deny all allegations in the complaints described above that any additional disclosure was or is required or material.

All page references used herein refer to pages in the Joint Proxy Statement/Prospectus before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. Underlined text shows text being added to a referenced disclosure in the Joint Proxy Statement/Prospectus. Except as specifically noted herein, the information set forth in the Joint Proxy Statement/Prospectus remains unchanged.

Supplemental Disclosures to Joint Proxy Statement/Prospectus

The third sentence of the second full paragraph on page 54 of the Joint Proxy Statement/Prospectus is revised by inserting the bold and underlined language as follows:

“On September 20, 2019, Mr. Barrett had a brief phone call with Mr. Frankenberg to update Mr. Frankenberg on the status of discussions with Telaria. During the call, Mr. Barrett and Mr. Frankenberg each acknowledged that governance and senior leadership matters relating to a combined entity would need to be addressed at the appropriate time and under the supervision of the Rubicon Project board. On the same day, Rubicon Project and Telaria entered into an amendment to their existing non-disclosure agreement to include a mutual standstill provision, which did not contain a “don’t ask, don’t waive” clause and allowed either party to privately and confidentially approach the other party’s board to make acquisition proposals. The amendment provided that the standstill would terminate with respect to a party upon the earliest of one year following the date of the amendment, the date on which the other party enters into or publicly announces a business combination, the commencement of a tender offer or exchange offer for the other party’s securities that if consummated would constitute a business combination or the acquisition of 50% or more of the voting power of the other party’s securities.”

The fourth sentence of the third paragraph on page 57 of the Joint Proxy Statement/Prospectus is revised by inserting the bold and underlined language as follows:

“In November 2019, at the direction of the Telaria board, Telaria management developed, with the assistance of RBC Capital Markets, a list of 21 parties that might have a potential interest in a possible acquisition of or strategic combination with Telaria. At the direction of the Telaria board, RBC Capital Markets contacted such parties to determine if such parties would be interested in a strategic combination with Telaria. Interested parties were provided access to a Telaria virtual due diligence data room after signing a confidentiality agreement and Telaria management held in-person meetings with two of such parties. Three parties signed confidentiality agreements; two agreements did not have a standstill provision (and, therefore, did not include a don’t ask, don’t waive clause) and one agreement had a standstill provision that (i) did not include a don’t ask, don’t waive clause, (ii) contained a fallaway clause, and (iii) permitted the third party to privately and confidentially approach the Telaria board to make an acquisition proposal. At the direction of Telaria management, RBC Capital Markets requested that potential bidders submit a letter indicating interest in a potential strategic combination with Telaria on or before December 16, 2019.”

The third and fourth sentences of the third paragraph under the sub-heading “Financial Analyses” on page 83 of the Joint Proxy Statement/Prospectus are revised by inserting the bold and underlined language as follows:

“Telaria. RBC Capital Markets performed a discounted cash flow analysis of Telaria by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that Telaria was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2029 based on financial projections and other estimates of Telaria management. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Telaria management during the forecast period was taken into account. RBC Capital Markets calculated terminal values for Telaria by applying to Telaria’s terminal year estimated unlevered, after-tax free cash flows a range of perpetuity growth rates of 3.0% to 4.0%, which range was selected based on RBC Capital Markets’ professional judgment and taking into account, among other things, financial projections and other estimates of Telaria management and trends in, and expected growth potential for, the industry and markets in which Telaria operates. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of December 31, 2019) using a selected range of discount rates of 10.0% to 12.5%, which range was derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Telaria of $6.17 to $8.81.”

The third and fourth sentences of the fourth paragraph under the sub-heading “Financial Analyses” on page 84 of the Joint Proxy Statement/Prospectus are revised by inserting the bold and underlined language as follows:

“Rubicon Project. RBC Capital Markets performed a discounted cash flow analysis of Rubicon Project by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that Rubicon Project was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2029 based on financial projections and other estimates of Rubicon Project management as extrapolated by Telaria management. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Rubicon Project management and Telaria management during the forecast period was taken into account. RBC Capital Markets calculated terminal values for Rubicon Project by applying to Rubicon Project’s terminal year estimated unlevered, after-tax free cash flows a range of perpetuity growth rates of 3.0% to 4.0%, which range was selected based on RBC Capital Markets’ professional judgment and taking into account, among other things, financial projections and other estimates of Rubicon Project management as extrapolated by Telaria management and trends in, and expected growth potential for, the industry and markets in which Rubicon Project operates. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of December 31, 2019) using a selected range of discount rates of 12.5% to 15.0%, which range was derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Rubicon Project of $6.75 to $9.04.”

The fifth bullet point under the sub-heading “Certain Additional Information” on page 84 of the Joint Proxy Statement/Prospectus is revised by inserting the bold and underlined language as follows:

“publicly available research analysts’ forward stock price targets for Telaria common stock and Rubicon Project common stock, which indicated target stock price ranges for Telaria common stock of $9.00 to $11.00 per share (undiscounted) and approximately $8.09 to $9.89 per share (discounted to present value at Telaria’s estimated cost of equity) and target stock price ranges for Rubicon Project common stock of $10.00 to $12.00 per share (undiscounted) and approximately $8.79 to $10.55 per share (discounted to present value at Rubicon Project’s estimated cost of equity); and”

The table and accompanying footnotes on page 92 of the Joint Proxy Statement/Prospectus under the heading “Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction” is revised by inserting the bold and underlined language as follows:

	(in millions, and all amounts in USD)
	CY 2019E	CY 2020E	CY 2021E	CY 2022E	CY 2023E
Total Revenue(1)	$69.0 (2)	$87.0	$102.5	$117.0	$130.9
Gross Profit	$57.0	$70.0	$82.7	$94.8	$106.1
Adjusted Operating Expenses(3)	$63.1	$69.2	$74.7	$79.8	$84.7
Operating Profit(3)	$(6.1)	$0.8	$8.0	$15.0	$21.5
Adjusted EBITDA(3)(4)	$2.0	$9.5	$17.4	$25.3	$32.6
Stock-Based Compensation	$(6.6)	$(7.3)	$(8.0)	$(8.8)	$(9.7)
Taxes(5)	(7)	$(0.2)	$(2.0)	$(3.7)	$(5.4)
Capital Expenditures	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)
(Inc.)/Dec. in Working Capital	―	―	―	―	―
Unlevered Free Cash Flow(6)	(7)	$1.6	$7.0	$12.2	$17.1

(1)Substantially all of Telaria’s revenue is recognized net of inventory costs. However, for certain transactions, Telaria reports revenue on a gross basis.

(2)The initial calendar year 2019-2023 forecast Telaria provided to Rubicon Project included estimated calendar year 2019 total revenue of $70.0 million. Rubicon Project’s management provided such forecast to its financial advisor, which it used in its financial analyses. On December 16, 2019, Telaria provided Rubicon Project with an updated calendar year 2019 estimated total revenue forecast, taking into account actual results through such date, of $69.0 million (as reflected in the table above). The Telaria forecasts for Adjusted EBITDA for calendar year 2019 and total revenue and Adjusted EBITDA for calendar years 2020 through 2023 were unchanged. Telaria’s management provided such updated calendar year 2019 total revenue estimate to Telaria’s financial advisor for its use and reliance in its financial analyses. The unlevered free cash flow calculations by Needham & Company based on the Telaria forecasts and its discounted cash flow analysis based thereon pertained only to calendar years 2020 through 2023. To the extent Needham & Company’s financial analyses pertained to calendar year 2019 revenue, such financial analyses used the estimated 2019 total revenue figure of $70.0 million included in Telaria’s initial forecast. As of January 30, 2020, Telaria management expected Telaria’s calendar year 2019 total revenue to be approximately $68 million.

(3)A non-GAAP financial measure.

(4)The calculation of Adjusted EBITDA is described above. Adjusted EBITDA was arithmetically derived by adding stock-based compensation (as reflected in the table above) and depreciation and amortization (of $1.5 million for each calendar year 2019–2023) to operating profit.

(5)Represents 25% of operating profit.

(6)Unlevered free cash flow represents Adjusted EBITDA less stock-based compensation, a 25% cash tax expense, and capital expenditures, plus decreases (or less increases) in working capital. Unlevered free cash flow is a non-GAAP financial measure and was arithmetically derived by RBC Capital Markets from the Telaria forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Telaria. Unlevered free cash flow should not be considered as an alternative to cash flows or a measure of liquidity.

(7)Not calculated.

The fourth paragraph on page 92 of the Joint Proxy Statement/Prospectus under the heading “Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction” is revised by inserting the bold and underlined language as follows:

“The extrapolated Telaria forecasts for calendar years 2024 through 2029 reflected (i) estimated total revenue of $144.7 million, $158.0 million, $170.6 million, $181.9 million, $191.5 million and $199.2 million, respectively, (ii) estimated gross profit of $117.3 million, $128.1 million, $138.2 million, $147.4 million, $155.2 million, $161.3 million, respectively, (iii) estimated adjusted operating expenses of $91.5 million, $97.7 million, $102.9 million, $107.1 million, $110.0 million, $111.5 million, respectively, (iv) estimated operating profit of $25.8 million, $30.4 million, $35.3 million, $40.2 million, $45.1 million, $49.8 million, respectively, and (v) estimated Adjusted EBITDA of $37.6 million, $42.7 million, $47.8 million, $52.9 million, $57.6 million and $62.0 million, respectively (arithmetically derived by adding stock-based compensation in the amounts described below and depreciation and amortization of $1.5 million, $1.4 million, $1.3 million, $1.2 million, $1.0 million, and $0.8 million for calendar years 2024-2029, respectively, to operating profit). Estimated unlevered free cash flow for calendar years 2024 through 2029 as arithmetically derived by RBC Capital Markets from the extrapolated Telaria forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Telaria was $20.3 million, $23.6 million, $27.1 million, $30.6 million, $34.1 million and $37.3 million, respectively, with estimated unlevered free cash flow in the terminal year of $37.3 million assuming normalized depreciation and amortization equal to capital expenditures in such terminal year. Unlevered free cash flow represents Adjusted EBITDA: (a) minus stock-based compensation (of $10.3 million, $10.8 million, $11.2 million, $11.4 million, $11.5 million, and $11.5 million for calendar years 2024–2029, respectively); (b) minus a 25% cash tax expense (of $6.4 million, $7.6 million, $8.8 million, $10.1 million, $11.3 million, and $12.4 million for calendar years 2024–2029, respectively); (c) minus capital expenditures (of $0.6 million, $0.6 million, $0.7 million, $0.7 million, $0.7 million, and $0.8 million for calendar years 2024–2029, respectively); (d) plus decreases (or less increases) in working capital (of which there were none for calendar years 2024–2029). Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to cash flows or a measure of liquidity.”

The fifth paragraph on page 92 and continuing onto page 93 of the Joint Proxy Statement/Prospectus under the heading “Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction” is revised by inserting the bold and underlined language as follows:

“For a summary of certain Rubicon Project forecasts for calendar years 2019 through 2023, see the section entitled “-Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction.” The Telaria-extrapolated Rubicon Project forecasts for calendar years 2024 through 2029 reflected (i) estimated total revenue, based on the Rubicon Project forecasts of total revenue for calendar years 2019 through 2023, of $304.5 million, $332.1 million, $358.8 million, $384.0 million, $407.1 million and $427.5 million, respectively, and (ii) estimated Adjusted EBITDA, based on the Rubicon Project forecasts of Adjusted EBITDA for calendar years 2019 through 2023, of $96.3 million, $107.4 million, $118.7 million, $129.8 million, $140.6 million and $150.7 million, respectively. The Telaria-extrapolated Rubicon Project forecasts for calendar years 2019 through 2029 also reflected (i) estimated gross profit of $129.6 million, $151.3 million, $175.5 million, $201.2 million, $223.7 million, $246.2 million, $268.5 million, $290.1 million, $310.4 million, $329.1 million, and $345.6 million, respectively, (ii) estimated adjusted operating expenses of $154.7 million, $164.2 million, $175.5 million, $179.0 million, $187.7 million, $202.1 million, $215.4 million, $227.4 million, $237.6 million, $245.8 million, and $251.7 million, respectively, and (iii) estimated operating profit of ($25.1) million, ($12.8) million, $0.0 million, $22.2 million, $36.0 million, $44.1 million, $53.1 million, $62.7 million, $72.8 million, $83.3 million, and $93.8 million, respectively. Adjusted EBITDA was arithmetically derived by adding stock-based compensation in the amounts described below and depreciation and amortization of $32.3 million, $28.0 million, $30.7 million, $26.1 million, $26.1 million, $26.9 million, $27.3 million, $27.4 million, $26.9 million, $26.1 million, and $24.8 million for calendar years 2019-2029, respectively, to operating profit. Rubicon Project unlevered free cash flow (calculated as Adjusted EBITDA less stock-based compensation, a 25% cash tax expense and capital expenditures, plus decreases (or less increases) in working capital) for calendar years 2020 through 2029 as arithmetically derived by RBC Capital Markets from the Telaria-extrapolated Rubicon Project forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Rubicon Project was ($9.3) million, ($1.5) million, $17.5 million, $26.2 million, $34.3 million, $42.6 million, $50.9 million, $59.3 million, $67.4 million and $75.2 million, respectively, with estimated unlevered free cash flow in the terminal year of $74.0 million assuming normalized depreciation and amortization equal to capital expenditures in such terminal year. Unlevered free cash flow represents Adjusted EBITDA: (a) minus stock-based compensation (of $19.2 million, $21.0 million, $22.2 million, $23.4 million, $25.3 million, $27.1 million, $28.6 million, $30.0 million, $31.2 million, and $32.1 million for calendar years 2020–2029, respectively); (b) minus a 25% cash tax expense (of ($3.2) million, $0 million, $5.5 million, $9.0 million, $11.0 million, $13.3 million, $15.7 million, $18.2 million, $20.8 million, and $23.5 million for calendar years 2020–2029, respectively); (c) minus capital expenditures (of $22.6 million, $25.4 million, $26.1 million, $26.9 million, $25.7 million, $24.6 million, $23.4 million, $22.3 million, $21.1 million, and $20.0 million for calendar years 2020–2029, respectively); (d) plus decreases (or less increases) in working capital (of ($5.1) million, ($6.9) million, and $0.9 million for calendar years 2020–2022, respectively, and of which there were none for calendar years 2023–2029). Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to cash flows or a measure of liquidity.”

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On February 13, 2020, Rubicon Project filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a joint proxy statement/prospectus. The joint proxy statement/prospectus contains important information about the proposed transaction and related matters. Investors and security holders of Rubicon Project and Telaria are urged to carefully read the entire joint proxy statement/prospectus (and any amendments or supplements thereto) and other filings made in connection therewith because such documents will contain important information about the proposed business combination. Rubicon Project and Telaria commenced the mailing of the joint proxy statement/prospectus to stockholders of Rubicon Project and Telaria on or about February 13, 2020.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, the joint proxy statement/prospectus and Rubicon Project’s Form 10-K for the year ended 2019, which were filed with the SEC on April 5, 2019, February 13, 2020 and February 27, 2020, respectively. Information about Telaria’s directors and executive officers is set forth in the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, the joint proxy statement/prospectus and Telaria’s Form 10-K for the year ended 2019, which were filed with the SEC on April 24, 2019, February 13, 2020 and March 16, 2020, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Notice Regarding Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s traffic shaping technology on its business; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.